Filed Pursuant to Rule 253(g)(2)
File No. 024-10691

FUNDRISE FOR-SALE HOUSING EFUND – LOS ANGELES CA, LLC

SUPPLEMENT NO. 12 DATED DECEMBER 20, 2017
TO THE OFFERING CIRCULAR DATED MAY 10, 2017

This document supplements, and should be read in conjunction with, the offering circular of Fundrise For-Sale Housing eFUND – Los Angeles CA, LLC (the “Company”, “we”, “our” or “us”), dated May 10, 2017 and filed by us with the Securities and Exchange Commission (the “Commission”) on May 12, 2017 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisitions.

Updates to Minor Assets Acquired - December 20, 2017

Single-Family Home Controlled Subsidiaries	Location	Type of property	Date of Acquisition	Purchase Price
291	Los Angeles, CA	Single-family home	12/13/17	$451,432

Acquisition of Controlled Subsidiary Investment – Fundrise eFUND – 291 - Controlled Subsidiary

On December 13, 2017, we directly acquired ownership of a “majority-owned subsidiary” (the “Fundrise eFUND – 291 - Controlled Subsidiary”), for an initial purchase price of $451,432 which is the initial stated value of our equity interest in the Fundrise eFUND – 291 - Controlled Subsidiary (the “291 Investment”). The Fundrise eFUND – 291 - Controlled Subsidiary used the proceeds to acquire an existing three-bedroom, two-bathroom, 1,747 square foot home located in the South Los Angeles neighborhood of Los Angeles (the “291 Property”). The closing of both the 291 Investment and the 291 Property occurred concurrently.

The 291 Investment was funded with proceeds from our Offering.

The Fundrise eFUND - 291 - Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the 291 Investment (the “291 Operative Agreements”), we have full authority for the management of the Fundrise eFUND - 291 - Controlled Subsidiary, including the 291 Property. In addition, Fundrise Lending, LLC, an affiliate of our Manager and a wholly-owned subsidiary of our sponsor, earned an origination fee of approximately 2.0% of the 291 Investment, paid directly by the Fundrise eFUND - 291 - Controlled Subsidiary.

In addition to the purchase price of $451,432, we anticipate additional hard costs of approximately $10,000 for the planned renovation intended to make the 291 Property tenantable. The business plan then entails renting the property for three to five years and selling the property. There can be no assurance that the anticipated completion cost will be achieved.

The 291 Investment thesis is based primarily upon the site’s improving location, physical barriers to entry, basis and market sales for comparable homes in the immediate submarket. The South LA neighborhood is considered to be rapidly gentrifying, as first-time home buyers are priced out of more established neighborhoods. Additionally, the new Exposition Light Rail line provides convenient access to downtown and Santa Monica that was not previously available.

We believe these strong market fundamentals will continue to make the South LA submarket a desirable investment location.